Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Rogers Communications to Redeem all of its Senior Notes due 2011

     TORONTO, July 28 /CNW/ - Rogers Communications Inc. (the "Company")
announced today that it has issued notices to redeem on August 27, 2010 all of the US$490 million principal amount of 9.625% Senior Notes due 2011 and on
August 31, 2010 all of the Cdn$460 million principal amount of 7.625% Senior
Notes due 2011 and Cdn$175 million principal amount of 7.25% Senior Notes due
2011, in each case at the applicable redemption price plus accrued interest to the date of redemption. In each case, the respective redemption price will include a make whole premium based on the present values of the remaining scheduled payments as prescribed in the applicable indenture.

     About the Company

     Rogers Communications is a diversified Canadian communications and media company. We are Canada's largest provider of wireless voice and data communications services and one of Canada's leading providers of cable television, high-speed Internet and telephony services. Through Rogers Media we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New
York Stock Exchange (NYSE: RCI).

     For further information:
     Dan Coombes on 416-935-3550 or dan.coombes(at)rci.rogers.com

     %CIK: 0000733099

     /For further information: about the Rogers group of companies, please visit www.rogers.com/
     (RCI.A. RCI.B. RCI)

CO:  Rogers Communications Inc.

CNW 09:47e 29-JUL-10